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                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                                (Amendment No.   )

                    Under the Securities Exchange Act of 1934

                           NORD RESOURCES CORPORATION

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                                (Name of Issuer)

                     Common Stock, par value $.01 per share

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                         (Title of Class of Securities)

                                    655555100
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                                  CUSIP Number

                                  Ray W. Jenner
                                 Stephen Seymour
                                  Ronald Hirsch
                                c/o Ray W. Jenner
                          9631 Desert Mountain Road NE
                          Albuquerque, New Mexico 87122
                               TEL: (505) 823-2480

                       WITH A COPY TO: Charles J. Rennert
                   Berman Wolfe Rennert Vogel & Mandler, P.A.
                      100 Southeast 2nd Street, 35th Floor
                                 Miami, FL 33131
                               TEL: (305) 577-4171
                               FAX: (305) 373-6036

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       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  May 11, 2000
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             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 (Page 1 of 30)

                                  SCHEDULE 13D

CUSIP NO.  655555100                                               PAGE 2 OF 30
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(1)      Names of Reporting Persons and SS or IRS Identification No. of above
         Person:

         RAY W. JENNER
         ----------------------------------------------------------------------

(2)      Check the Appropriate Box If a Member of a Group:   (A) [  ]  (B) [  ]

         ----------------------------------------------------------------------

(3)      SEC Use Only:

         ----------------------------------------------------------------------

(4)      Source of Funds:

         PF
         ----------------------------------------------------------------------

(5) Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]

         ----------------------------------------------------------------------

(6)      Citizenship or Place of Organization:

         CANADA
         ----------------------------------------------------------------------
Number of               (7)    SOLE VOTING POWER: 2,000
Shares                         ------------------------------------------------
Beneficially            (8)    SHARED VOTING POWER: 0
Owned by Each                  ------------------------------------------------
Reporting               (9)    SOLE DISPOSITIVE POWER: 2,000
Person With:                   ------------------------------------------------
                        (10)   SHARED DISPOSITIVE POWER: 0
                               ------------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person:

         2,000 SHARES OF COMMON STOCK
         ----------------------------------------------------------------------

(12)     Check Box If Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

         ----------------------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11):

         .01%
         ----------------------------------------------------------------------

(14)     Type of Reporting Person:

            IN
         ----------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO.  655555100                                               PAGE 3 OF 30
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(1)      Names of Reporting Persons and SS or IRS Identification No. of above
         Person:

         STEPHEN SEYMOUR
         ----------------------------------------------------------------------

(2)      Check the Appropriate Box If a Member of a Group: (A) [ ] (B) [ ]

         ----------------------------------------------------------------------

(3)      SEC Use Only:

         ----------------------------------------------------------------------

(4)      Source of Funds:

         PF
         ----------------------------------------------------------------------

(5) Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]

         ----------------------------------------------------------------------

(6)      Citizenship or Place of Organization:

         UNITED STATES OF AMERICA
         ----------------------------------------------------------------------

Number of               (7)    SOLE VOTING POWER: 0
Shares                         ------------------------------------------------
Beneficially            (8)    SHARED VOTING POWER: 93,052
Owned by Each                  ------------------------------------------------
Reporting               (9)    SOLE DISPOSITIVE POWER: 0
Person With:                   ------------------------------------------------
                        (10)   SHARED DISPOSITIVE POWER: 93,052
                               ------------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person:

         93,052 SHARES OF COMMON STOCK
         ----------------------------------------------------------------------

(12)     Check Box If Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

         ----------------------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11):

         .56%
         ----------------------------------------------------------------------

(14)     Type of Reporting Person:

         IN
         ----------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO.  655555100                                               PAGE 4 OF 30
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(1)      Names of Reporting Persons and SS or IRS Identification No. of above
         Person:

         RONALD HIRSCH
         ----------------------------------------------------------------------

(2)      Check the Appropriate Box If a Member of a Group: (A) [ ] (B) [ ]

         ----------------------------------------------------------------------

(3)      SEC Use Only:

         ----------------------------------------------------------------------

(4)      Source of Funds:

         PF
         ----------------------------------------------------------------------

(5) Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]

         ----------------------------------------------------------------------

(6)      Citizenship or Place of Organization:

         UNITED STATES OF AMERICA
         ----------------------------------------------------------------------

Number of               (7)    SOLE VOTING POWER: 771,400
Shares                         ------------------------------------------------
Beneficially            (8)    SHARED VOTING POWER: 0
Owned by Each                  ------------------------------------------------
Reporting               (9)    SOLE DISPOSITIVE POWER: 771,400
Person With:                   ------------------------------------------------
                        (10)   SHARED DISPOSITIVE POWER: 0
                               ------------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person:

         771,400 SHARES OF COMMON STOCK
         ----------------------------------------------------------------------

(12)     Check Box If Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

         ----------------------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11):

         4.67%
         ----------------------------------------------------------------------

(14)     Type of Reporting Person:

         IN
         ----------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO.  655555100                                               PAGE 5 OF 30
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Item 1.       SECURITY AND ISSUER

              This Schedule 13D relates to the shares of Common Stock, par value $.01 per share (the "Shares"), of Nord Resources Corporation, a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 201 3rd St NW, 7e 1750, Albuquerque, New Mexico 87102.

Item 2.       IDENTITY AND BACKGROUND

              (a)     This statement is being filed by:

                      (1)  Ray W. Jenner (an individual)
                      (2)  Stephen Seymour (an individual)
                      (3)  Ronald Hirsch (an individual)

              (b)     The business address of:

                      (1) Ray W. Jenner is 9631 Desert Mountain Rd. NE,
                          Albuquerque, NM 87122
                      (2) Stephen Seymour is 2201 Old Court Rd.,
                          Baltimore, MD 21208
                      (3) Ronald Hirsch is 223 North Guadalupe,
                          PMB #153, Santa Fe, NM 87501

              (c)     The principal occupation of:

                      (1) Ray W. Jenner was the Chief Financial Officer of the Issuer from January 1998 to January 2000. Mr. Jenner is currently a business consultant.

                      (2) Stephen Seymour is an investor.

                      (3) Ronald Hirsch is an investor.

              (d) During the last five years, neither Mr. Jenner, Mr. Seymour nor Mr. Hirsch has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

              (e) During the last five years, neither Mr. Jenner, Mr. Seymour nor Mr. Hirsch has been a party to a civil proceeding of a judicial or administrative body or as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to federal or state securities laws or finding any violations with respect to such laws.

              (f) Each of Messrs. Seymour and Hirsch are United States citizens and Mr. Jenner is a Canadian citizen.

Item 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                                  SCHEDULE 13D

CUSIP NO.  655555100                                               PAGE 6 OF 30
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              The aggregate amount of funds expended to date by all the persons listed in this Schedule 13D for the Shares of the Issuer owned by them, exclusive of commissions paid to brokers, is approximately $484,500 which was obtained from their personal funds.

Item 4.       PURPOSE OF THE TRANSACTION

              Messrs. Jenner, Seymour and Hirsch have, over time, individually, acquired shares of the Issuer. On April 26, 2000 they collectively filed a Verified Complaint for Breach of Fiduciary Duties, Misrepresentations and Unfair Trade Practices (the "Complaint") in the First Judicial District Court of the State of New Mexico in and for Santa Fe County, a copy of which is attached to this Schedule 13D as Exhibit 1. On May 3, 2000, Mr. Hirsch delivered a letter to the Issuer clarifying certain issues related to the Complaint. A copy of this letter is attached as Exhibit 2. As of May 11, 2000, Messrs. Jenner, Seymour and Hirsch collectively formed the intent to seek to remove and replace certain current members of the Board of Directors of the Issuer, due to, among other things, their belief that the current assets of the Issuer are underutilized resulting in a loss of value to the Issuer. In connection with this intention, each or all of Messrs. Jenner, Seymour and Hirsch may seek representation on the Board of Directors of the Issuer. Messrs. Jenner, Seymour and Hirsch also may seek to change the number or term of directors and may solicit proxies to obtain such representation.

              In addition to the foregoing, while there are no specific plans or proposals at this time, nothing would preclude one or more of the persons filing this Schedule from proposing or seeking to effect any of the following actions: the purchase of or disposition of securities of the Issuer; an extraordinary corporate transaction involving the Issuer or any of its subsidiaries; a sale or transfer of material amount of the assets of the Issuer or any of its subsidiaries; material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's business or corporate structure; changes in the Issuer's charter or by-laws or other actions that might impede the acquisition or control of the Issuer by any other person; causing securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; causing securities of the Issuer to be eligible for termination of registration pursuant to the Securities Exchange Act of 1934; or any other similar action.

              The Complaint names the Issuer, Edgar Cruft, a Director ("Cruft"), Geraldine Cruft, Leonard Lichter, a Director and outside counsel for the Issuer ("Lichter"), Terrence Lang, a Director ("Lang"), Evelyn Lang, James Askew, a Director, Frank Waldron, a Director, and National City Bank, N.A. as defendants (collectively, the "Defendants") to redress the following actions by the Defendants.

              The Complaint alleges that despite the Issuer's dire financial circumstances from 1994 to the present due to sustained losses in its kaolin business, the shut down of its rutile mine in Sierra Leone, and significant on-going debt and maintenance obligations, Defendants Cruft, Lang, Lichter, Askew and Waldron breached their fiduciary duties, made misrepresentations, and engaged in unfair trade practices as officers and/or directors of the Issuer. Geraldine Cruft and Evelyn Lang have been

                                  SCHEDULE 13D

CUSIP NO.  655555100                                               PAGE 7 OF 30
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joined as defendants because they are beneficiaries or have community property interests in certain trusts and/or retirement benefits that were improperly funded by the Issuer. National City Bank has been joined as a defendant because it is the trustee of the trusts that were alleged to have been improperly funded, which contain approximately $2.4 million.

              The Complaint further alleges that, within days of the shut down of the Sierra Leone mine, Cruft sought to secure funding for his pension. The original pension plan was set up in 1985 for Cruft, Lang and Richard Steinberger, who was a Director and corporate secretary of the Issuer until 1993. In 1989, certain "rabbi trusts" ("trusts"), which were set up to provide long term pension benefits were established for Cruft, Lang and Steinberger. Initially, the only assets of the trusts were the cash surrender values of certain split-dollar life insurance policies the Issuer had procured, which were intended to fund the pension benefits over time.

              Notwithstanding the substantial losses and cash shortages, the Issuer had sustained and continued to sustain and the lack of corporate obligations to immediately fund the trusts, the retirement plans for Cruft and Lang were amended to permit lump sum distributions to them from their respective trusts, which resulted in a lump sum payment to Lang in 1998 in the amount of $877,800 and an additional contribution by the Issuer into his trust in 1999 of $200,000, which has yet to be distributed. Cruft's trust was funded by the Issuer in 1995, 1996 and 1997, which now contains in excess of $2.2 million and has yet to be distributed.

              The Complaint further alleges that the majority of the funding for the trusts came from investment funds in the Issuer in 1996, received from Jean-Raymond Boulle ("Boulle") or MIL (Investments) S.A.R.L. ("MIL"), a company he owned and controlled (hereinafter Boulle and MIL shall be referred to collectively as "Boulle"), which funds should have been devoted directly to furthering the Issuer's operations and its continuation "as a going concern." The Complaint alleges that Boulle's investment in the Issuer was negotiated and facilitated by Lichter, Cruft and Lang to enable them to retain shared control over the Issuer with Boulle and to divert a portion of Boulle's investment in the Issuer to funding the trusts of Cruft and Lang, as well as their excessive salaries, fees and expenses, notwithstanding the Issuer's critical lack of operating cash and uncertain viability, all of which was known to Cruft, Lichter and Lang as well as Boulle's representatives.

              The Complaint further alleges that Cruft and Lang received excessive salaries, bonuses and benefits unrelated to their performance, and that the Issuer's Compensation Committee, never actually met or discussed compensation as set forth in the Proxy Statements and never developed criteria for performance review or written reports. The Complaint alleges that the discussion in the Issuer's annual Proxy Statements as to officer compensation was merely a ruse to provide shareholders with the appearance that officer salaries were not excessive, were determined by specific criteria tied to corporate performance, and competitive with similarly situated companies, all of which was untrue and materially misleading.

              The Complaint also alleges that in 1998, as a result of the shared control of the Issuer by Cruft, Lichter, Lang and Boulle's representatives, Boulle promoted the merger of one of his companies, America Mineral Fields Ltd., with the Issuer, which appeared to have virtually no

                                  SCHEDULE 13D

CUSIP NO.  655555100                                               PAGE 8 OF 30
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tangible assets other than certain claimed rights to properties in war torn countries in Africa, and no apparent economic benefit to the Issuer from such a merger, for the purpose of obtaining the Issuer's interest in the Sierra Leone mine and generating legal fees for Lichter. From 1990 through 1999, the Issuer has paid Lichter's law firm legal fees in excess of $9 million.

              The Complaint further alleges that, in order to further his own personal interests, in January, 2000, Lichter used his position as a Director and counsel to dominate and influence the entrenched Issuer Board, to cause the Issuer's Board to fire the Issuer's Chief Financial Officer, Mr. Jenner, for engaging law firms other than Lichter's firm in connection with certain Issuer matters, despite the fact that such law firms engaged by Mr. Jenner possessed considerable expertise in mining, securities and corporate law and their hourly rates were substantially lower than the hourly rates of Lichter's firm.

              The Complaint alleges that such reoccurring and continued mismanagement and the resulting corporate waste to the Issuer caused by the individual Defendants as described herein have (i) depressed the value of the Issuer's stock over time, which continued devaluation and deterioration of Nord's stock is collectively shared by all shareholders and (ii) forced the Issuer to report that its auditors have attached a "going concern" qualification due to its critical cash position, which has not been addressed by any definitive prudent action by the Defendant directors to avoid the Issuer's potential insolvency and the further devaluation of its stock. The Complaint further alleges that the defendant directors have not sought additional capital because such investment will certainly require new directors, who may legitimately undermine and alter the individual defendants' control over the Issuer.

              The Complaint alleges that, due to the financial interests in salaries, pensions, trusts, and attorneys' fees as described herein as well as the continued complicity, entrenchment and dominance of the individual Defendants as a majority of the Directors of the Issuer, Messrs. Jenner, Seymour and Hirsch believe in good faith that demand on the Directors on behalf of the Issuer would be futile because a majority of the Directors are incapable of making an impartial or independent decision regarding the matters set forth herein. In addition, any delay by the Directors as to the filing of this action could result in the loss of such claims forever.

              The Complaint filed by Messrs. Jenner, Seymour and Hirsch on behalf of the Issuer and other similarly situated shareholders seeks injunctive relief against Defendants Cruft, Geraldine Cruft, Lang, Evelyn Lang, National City Bank and the Issuer to prohibit any further distributions of or from the subject trusts, to prohibit the payment by the Issuer of further compensation or other benefits to Defendants Cruft and/or Lang, and to prohibit the Issuer from paying attorneys' fees to Defendant Lichter and/or his law firm to defend the Defendants in this action. In their Complaint, Messrs. Jenner, Seymour and Hirsch further demand judgment against Defendants Cruft, Geraldine Cruft, Lichter, Lang, Evelyn Lang, Askew and Waldron, jointly and severally as permitted, for recission, restitution, disgorgement of profits, constructive trust, compensatory damages, punitive damages, pre and post judgment interest, costs, attorneys' fees based on statute and/or bad faith and such other relief deemed appropriate.

                                  SCHEDULE 13D

CUSIP NO.  655555100                                               PAGE 9 OF 30
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Item 5.       INTEREST IN SECURITIES OF THE ISSUER

              (a) As of the close of business on May 11, 2000, pursuant to Rule 13d-3, the persons filing this Schedule 13D may be deemed to beneficially own the following number of Shares outstanding of the Issuer:

                                                                     PERCENT OF
                      NAME                NO. OF SHARES             OUTSTANDING
                      Ray W. Jenner           2,000                   .01%
                      Stephen Seymour        93,052                   .56%
                      Ronald Hirsch         771,400                  4.67%

              (b) Messrs. Jenner and Hirsch each may be deemed to have sole voting and dispositive power of the Shares of the Issuer beneficially owned by each of them. Mr. Seymour may be deemed to have shared voting power and shared dispositive power over 93,052 shares of the Issuer. In connection with this shared voting and shared dispositive power, Mr. Seymour is a trustee of two separate trusts, which trusts hold 64,595 shares of the Issuer. Separate from the trusts, Mr. Seymour together with his wife Sharon Seymour JTWROS, owns 28,457 shares of the Issuer.

              (c) Neither Messrs. Jenner, Seymour or Hirsch have transacted in Shares during the 60 days preceding the date of this filing.

              (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares issuable by the Issuer.

              (e)     Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

              None of the persons filing this Schedule is party to any agreement with respect to any securities of the Issuer, including agreements with respect to the transfer or voting of any such securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

                                  SCHEDULE 13D

CUSIP NO.  655555100                                              PAGE 10 OF 30
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Item 7.       MATERIAL TO BE FILED AS EXHIBITS

              Exhibit 1. Verified Complaint for Breach of Fiduciary Duties, Misrepresentations and Unfair Trade Practices (Case No. D-0101-CV-2000-1096).*

              Exhibit 2. Letter dated May 3, 2000 from Ronald Hirsch to the Issuer*

              Exhibit 3 Joint Filing Agreement, dated May 12, 2000, among Ray W. Jenner, Stephen Seymour, and Ronald Hirsch.*

----------
* filed herewith

                                   SIGNATURES

              After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Date: May 17, 2000                                   /s/ RAY W. JENNER
                                                     --------------------------
                                                     Ray W. Jenner

                                                     /s/ STEPHEN SEYMOUR
                                                     --------------------------
                                                     Stephen Seymour

                                                     /s/ RONALD HIRSCH
                                                     --------------------------
                                                     Ronald Hirsch

                                  SCHEDULE 13D

CUSIP NO.  655555100                                              PAGE 11 OF 30
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EXHIBIT 1

FIRST JUDICIAL DISTRICT COURT
SANTA FE COUNTY
STATE OF NEW MEXICO

CASE NO. D-0101-CV-2000-1096

RAY W. JENNER, STEPHEN SEYMOUR
AND RONALD HIRSCH,

                      PLAINTIFFS,

VS.

EDGAR CRUFT, GERALDINE CRUFT,
LEONARD LICHTER, TERRENCE LANG,
EVELYN LANG, JAMES ASKEW,
FRANK WALDRON, NATIONAL CITY BANK,
N.A., AND NORD RESOURCES CORPORATION,
A DELAWARE CORPORATION,

                      DEFENDANTS.

            VERIFIED SHAREHOLDERS' COMPLAINT FOR BREACH OF FIDUCIARY
              DUTIES, MISREPRESENTATIONS AND UNFAIR TRADE PRACTICES

              Plaintiffs Ray W. Jenner, Stephen Seymour and Ronald A. Hirsch sue Defendants Edgar Cruft, Geraldine Cruft, Leonard Lichter, Terrence Lang, Evelyn Lang, James Askew, Frank Waldron, National City Bank, N.A., and Nord Resources Corporation and state and allege as follows:

                                   I. PARTIES

              1. Plaintiff Ray W. Jenner ("Jenner") is SUI JURIS, a current shareholder of Nord Resources Corporation and a resident of Bernalillo County, New Mexico.

              2. Plaintiff Stephen Seymour ("Seymour") is SUI JURIS, a current shareholder of Nord Resources Corporation and a resident of the State of Maryland.

                                  SCHEDULE 13D

CUSIP NO.  655555100                                              PAGE 12 OF 30
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              3. Plaintiff Ronald A. Hirsch ("Hirsch") is SUI JURIS, a current shareholder of Nord Resources Corporation and a resident of Santa Fe County, New Mexico.

              4. Defendant Edgar Cruft ("Cruft") is SUI JURIS, a Director of Nord Resources and a resident of the State of California.

              5. Defendant Geraldine Cruft is SUI JURIS, the wife of Defendant Cruft, a beneficiary of Defendant Cruft's retirement benefits and, upon information and belief, may have a community property interest in and to such benefits.

              6. Defendant Leonard Lichter ("Lichter") is SUI JURIS, a Director and outside counsel for Nord Resources Corporation and, upon information and belief, a resident of the State of New York.

              7. Defendant Terrence Lang ("Lang") is SUI JURIS, a Director of Nord Resources Corporation and a resident of the State of Ohio.

              8. Defendant Evelyn Lang is SUI JURIS, the wife of Defendant Lang, a beneficiary of Defendant Lang's retirement benefits and, upon information and belief, may have a community property interest in and to such benefits.

              9. Defendant James Askew is SUI JURIS, a Director of Nord Resources Corporation and, upon information and belief, a resident of Denver, Colorado.

              10. Defendant Frank Waldron is SUI JURIS, a Director of Nord Resources Corporation and a resident of the State of South Carolina.

              11. Upon information and belief, Defendant National City Bank, N.A. ("National City Bank"), is a national banking association based in Ohio, who acquired or merged with The Fifth Third Bank, the original Trustee for the trusts described below.

                                  SCHEDULE 13D

CUSIP NO.  655555100                                              PAGE 13 OF 30
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              12. Defendant Nord Resources Corporation ("Nord") is a Delaware
corporation with its principal place of business in Albuquerque, New Mexico.

                           II. JURISDICTION AND VENUE

              13. This is a derivative action brought by Plaintiffs on behalf of Nord against the individual Directors of Nord described above (hereinafter referred to as the "individual Defendants") based on breaches of fiduciary duties, misrepresentations, and unfair trade practices. Geraldine Cruft and Evelyn Lang have been joined as Defendants because they are beneficiaries or have community property interests in certain trusts and/or retirement benefits that were improperly funded by Nord. National City Bank has been joined as a Defendant because it is the Trustee of the trusts that were improperly funded, which contain approximately $2.4 million.

              14. The Court has subject matter jurisdiction pursuant to N.M. Const., Art. VI, Section 13.

              15. Venue is appropriate in Santa Fe County because Plaintiff Hirsch resides in Santa Fe, New Mexico, and his claims arose or accrued in Santa Fe County.

                            III. STANDING AND DEMAND

              16. Plaintiffs Seymour and/or Hirsch were shareholders of Nord at the time of each wrongful act described below and are currently shareholders of Nord. Plaintiff Jenner became a shareholder of Nord in 1999 and he is currently a shareholder of Nord.

              17. Plaintiffs, as shareholders of Nord, represent the interests of other similarly situated shareholders and bring this action on their behalf because they are also impacted by and share in the direct wrongs to Nord.

                                  SCHEDULE 13D

CUSIP NO.  655555100                                              PAGE 14 OF 30
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              18. At all times material to the acts described below, the
Defendants Cruft, Lichter and Lang were members of Nord's Board of Directors ("Directors"). Defendant Askew has been a Director since January, 1998 and Defendant Waldron has been a Director since November, 1998. The individual Defendants are presently Directors of Nord and continue to control the policies, practices and actions of Nord. However, as recently as the Spring of 1999, the New York Stock Exchange ("NYSE") questioned whether any of Nord's Directors were independent, and shortly thereafter de-listed Nord from the NYSE. Also, at all times material hereto, the Nord Board of Directors was adversely dominated and in effect unchallenged by Defendants Lichter and/or Cruft and/or Lang and/or by a particular shareholder or his interests, whose interest were represented by Defendants Askew and Waldron.

              19. Until June, 1997, Defendant Cruft, in addition to being a Nord Director, was the acting full-time President and Chief Executive Officer of Nord. However, since 1978, Defendant Cruft has resided and operated out of his horse ranch near Santa Barbara, California or an office paid for by Nord near Santa Barbara, California, even though Nord was headquartered either in Ohio or New Mexico. Upon information and belief, Defendant Cruft has never devoted his full time and attention to Nord, nor has he regularly visited Nord's main assets, which were mines located in the United States and/or overseas, despite his responsibilities as President and Chief Executive Officer of Nord and his annual compensation, which did not bear a reasonable relationship to the services rendered. As both an Officer and a Director of Nord and to maintain control over Nord, Defendant Cruft, who personally benefitted by the improper acts set forth herein, is not an Independent Director with respect to the matters described herein.

              20. At all times material hereto, Defendant Lichter, in addition to being a Nord Director, was and is a principal of the law firm of Spitzer & Feldman, P. C., who has received

                                  SCHEDULE 13D

CUSIP NO.  655555100                                              PAGE 15 OF 30
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millions of dollars in attorneys' fees from Nord. Defendant Lichter has improperly used his position as a Director of Nord to generate such fees and has forced officers of Nord to use his law firm for the provision of legal services resulting in the payment by Nord of excessive legal fees because other law firms were more familiar and qualified and could perform the required legal work more efficiently. In addition, upon information and belief, at all times material hereto, Defendant Lichter as Nord's counsel, failed to advise or adequately advise Nord's Directors as to proper corporate governance, which has resulted in the Nord Board of Directors not being fully informed, engaging in careless acts and failing to devote sufficient time to deliberation, adequate investigation and procurement of sufficient information regarding Nord's affairs. As a Director of and an attorney for Nord, which heightens his fiduciary duties to Nord and its shareholders, and to maintain control of Nord, Defendant Lichter, who has personally benefitted by the improper acts set forth herein, is not an Independent Director with respect to the matters described herein.

              21. Until January, 1998, Defendant Lang, in addition to being a Nord Director, had been a Senior Vice-President of Finance and Chief Financial Officer of Nord for many years. As both an Officer and Director of Nord, Defendant Lang, who personally benefitted by the improper acts set forth herein, is not an Independent Director with respect to the matters described herein.

              22. Defendants Askew and Waldron became Directors of Nord as Board Representatives of Jean-Raymond Boulle ("Boulle") or MIL (Investments) S.A.R.L.("MIL"), a company he owned and controlled (hereinafter Boulle and MIL shall be referred to collectively as "Boulle"), who sought to invest in and become a major shareholder of Nord as, INTER ALIA, a first step in gaining control of Nord, which proposal was, upon information and belief, rejected

                                  SCHEDULE 13D

CUSIP NO.  655555100                                              PAGE 16 OF 30
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by Defendants Cruft, Lichter and Lang to avoid giving up or losing their control over Nord as well as the personal benefits derived from such control as described herein.

              23. Upon information and belief, Defendants Cruft, Lichter and Lang ultimately agreed to share control of Nord with Boulle through his representatives on the Board of Directors of Nord ("Representatives") to enable them to continue to receive personal benefits from Nord. As a result of this agreement, there were no Independent Directors on Nord's Board and no Directors representing the public shareholders. In addition, a subsequent Boulle proposal to inject needed additional capital into Nord if Defendants Cruft, Lichter and Lang would resign was rejected by Defendants Cruft, Lichter and Lang to perpetuate their control and the receipt of personal benefits. Although Boulle is no longer a shareholder of Nord, Boulle's Representatives, Defendants Askew and Waldron are still Nord Directors and act in concert with Directors Cruft, Lichter and Lang, resulting in a majority of Directors who are not independent and who collectively facilitate the continued payment of excessive salaries, pensions, other benefits and legal fees as well as the other improper acts described herein.

              24. The individual Directors have not adopted or implemented a definitive strategy or business plan to acquire and develop assets, take advantage of existing opportunities, including raising capital, and move Nord into the future as a viable on-going business. They have, however, engaged in a pattern of self-serving behavior over the years that has been repeatedly financed by the selling off of Nord's assets, which has resulted in the continued deterioration of the value of Nord's stock to the detriment of Nord and its shareholders. Upon information and belief, during this period, the individual Directors have owned less than one-half of one percent of Nord's outstanding shares, which is confirmed by Nord's most recent Proxy Statement. Nord and its shareholders, however, have taken the brunt of the harm that has come

                                  SCHEDULE 13D

CUSIP NO.  655555100                                              PAGE 17 OF 30
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about because of the lack of strategic and planned management and direction by the individual Defendants, who, as Directors, have merely reacted to corporate affairs with an eye towards their personal enrichment. In addition, upon information and belief, the individual Directors failed to devote sufficient time to deliberation and adequate investigation of Nord's affairs or to obtain sufficient information to make fully informed decisions as to Nord's affairs.

              25. Such reoccurring and continued mismanagement and the resulting corporate waste to Nord caused by the individual Defendants as described herein have depressed the value of Nord's stock over time from a high of in excess of $20 per share during 1990 to approximately $5 per share in 1995 to a current price of approximately 20 to 25 CENTS per share, which continued devaluation and deterioration of Nord's stock is collectively shared by all shareholders. In addition, despite the substantial value of Nord's strategic mining assets, Nord has recently been forced to report in its Form 10-K filing through 1999 that its auditors have attached a "going concern" qualification due to Nord's critical cash position, which has yet to prompt any definitive prudent action by the Directors to avoid Nord's potential insolvency and the further devaluation of Nord's stock. Furthermore, upon information and belief, the individual Directors have refused to seek additional capital because such investment will certainly require new Nord Directors, who may legitimately undermine and alter the individual Defendants' control over Nord.

              26. Due to the financial interests in salaries, pensions, trusts, and attorneys' fees as described herein as well as the continued complicity, entrenchment and dominance of the individual Defendants as a majority of Nord Directors, Plaintiffs are under the good faith belief that demand on the Directors on behalf of Nord would be futile because a majority of Nord Directors are incapable of making an impartial or independent decision regarding the matters set

                                  SCHEDULE 13D

CUSIP NO.  655555100                                              PAGE 18 OF 30
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forth herein. In addition, any delay by the Directors as to the filing of this action could result in the loss of such claims forever. Plaintiffs have had to engage counsel and agree to pay reasonable attorneys' fees and costs to bring this action. Plaintiffs, therefore, have had to engage counsel to prosecute this action and have agreed to pay reasonable attorneys' fees and costs.

                                 IV. BACKGROUND

              27. In 1994, Nord was engaged in two businesses involving the production and sale of kaolin, a white clay, which can be used as a filler for pigments, and rutile, a titanium oxide mineral used in pigments as a brightener. The kaolin business sustained losses in 1994 of approximately $4.7 million. Nord's kaolin business, which was burdened with debt, had consistently sustained increasing losses since 1989 with no expectation of an immediate turn around. The rutile business, however, did generate profits of approximately $3.8 million in 1994. Also, as of December 31, 1994, Nord's balance sheet showed debt in the approximate amount of $28.6 million and cash of only $8.9 million. Nord's viability at this time was heavily dependent on its rutile business, which was undergoing considerable expansion financed by debt in the amount of $44 million, fifty percent (50%) of which was guaranteed by Nord.

              28. On or about January 20, 1995, Nord's fifty percent (50%) owned rutile mine in Sierra Leone, Africa, which was Nord's only source of rutile, was attacked by rebel forces and shut down. Nord's cash flow was cut off and its debt was in default although certain lenders had agreed to conditional short term forbearance. Nord's political risk insurance in the amount of approximately $15.7 million was wholly inadequate to cover the $77 million value of its investment in the Sierra Leone mine. In addition, Nord was forced to bear significant on-going debt payments and holding costs for the mine, which amounted to approximately $36 million from 1995 through 1999.

                                  SCHEDULE 13D

CUSIP NO.  655555100                                              PAGE 19 OF 30
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              29. For the year ending December 31, 1994, Nord's financial statements contained an auditor's disclaimer raising "...substantial doubt about the company's ability to continue as a going concern." In 1995, Nord's sales of kaolin declined and its losses increased to approximately $10.3 million.

              30. Within days of the rebel attack that shut down the Sierra Leone mine, Defendant Cruft sought to secure funding for his pension. The original pension plan was set up in 1985 for Defendant Cruft, Defendant Lang and Richard Steinberger, who was a Nord Director and corporate secretary until 1993. In 1989, certain "rabbi trusts" ("trusts"), which were set up to provide long term pension benefits and allow Nord creditors to attach the assets of such trusts, were established for Defendant Cruft, Defendant Lang and Richard Steinberger. Initially, the only assets of the trusts were the cash surrender values of certain split-dollar life insurance policies Nord had procured, which were intended to fund the pension benefits over time.

              31. Notwithstanding the substantial losses and cash shortages Nord had sustained and continued to sustain and the lack of corporate obligations to immediately fund the trusts, the retirement plans for Defendants Cruft and Lang were amended to permit lump sum distributions to them from their respective trusts, which resulted in a lump sum payment to Defendant Lang in 1998 in the amount of $877,800 and an additional contribution by Nord into his trust in 1999 of $200,000, which has yet to be distributed. Defendant Cruft's trust was funded by Nord in 1995, 1996 and 1997, which now contains in excess of $2.2 million and has yet to be distributed. However, despite the same purported obligation to Richard Steinberger, his trust was never funded by Nord.

              32. Upon information and belief, the majority of the funding for the trusts came from Boulle's investment in Nord in 1996, which funds should have been devoted directly to

                                  SCHEDULE 13D

CUSIP NO.  655555100                                              PAGE 20 OF 30
-------------------------------------------------------------------------------



furthering Nord's operations and its continuation "as a going concern." However, upon information and belief, Boulle's investment in Nord was negotiated and facilitated by Defendants Lichter, Cruft and Lang to enable them to retain shared control over Nord with Boulle and to divert a portion of Boulle's investment in Nord to funding the trusts of Defendants Cruft and Lang, as well as their excessive salaries, fees and expenses, notwithstanding Nord's critical lack of operating cash and uncertain "on-going" viability, all of which was known to Defendants Cruft, Lichter and Lang as well as Boulle's Representatives.

              33. In addition, the funding for Defendants Cruft and Lang's trusts was based on officer compensation unrelated to and in excess of the performance criteria required to be set forth in Nord's annual Proxy Statements, which improperly increased the funding or value of their trusts. For example, the 1996 Proxy Statement of April 30, 1996, a copy of which is attached hereto, states in pertinent part as to "Compensation and Performance":

                      Executive officers are rewarded based upon corporate performance and individual performance. Corporate performance is evaluated by reviewing the extent to which strategic and business plan goals are met, including such facts as operating profits or loss and performance relative to competitors.

              34. By the end of December 1995, Nord's annual losses had increased from the prior year to $10.3 million. Nord's debt in the amount of $22 million in connection with the Sierra Leone mine was in default and the Sierra Leone mine, which was Nord's primary source of profitable revenue, had been under the control of rebel forces for most of 1995 and remained inoperable up until Nord's fifty percent (50%) interest was sold in September, 1999.

              35. Under such dire and deteriorating corporate circumstances and performance, Defendant Cruft was actually given a raise because he had not received "...a raise since May

                                  SCHEDULE 13D

CUSIP NO.  655555100                                              PAGE 21 OF 30
-------------------------------------------------------------------------------



1989" according to Nord's 1996 Proxy Statement. This was untrue because in 1990, Defendant Cruft began receiving in effect an additional $120,000 a year in base compensation.

              36. Also, upon information and belief, Nord's "Compensation Committee," who, according to Nord's required annual Proxy Statements sets annual officer compensation based on corporate performance, never actually met or discussed compensation as set forth in the Proxy Statements and never developed a criteria for performance review or written reports. The discussion contained in Nord's annual Proxy Statements as to officer compensation was merely a ruse to provide shareholders with the appearance that officer salaries were not excessive, were determined by specific criteria tied to corporate performance, and competitive with similarly situated companies, all of which was untrue and misleading.

              37. As a result of such misleading statements and the failure to implement any meaningful performance review, Defendants Cruft and Lang, who had received salaries in excess of those paid to executives of similarly sized companies, continued to receive excess compensation from Nord to the detriment of Nord and its shareholders, who have not been paid dividends since at least 1995. Furthermore, the compensation paid to Defendants Cruft and Lang by Nord was primarily a base salary not geared to bonuses based on incentives tied to performance, which also improperly increased the funding of the retirement benefits for both Defendants Cruft and Lang.

              38. In addition to the retirement plan funded through his trust, Defendant Cruft, who retired as President and Chief Executive Officer of Nord in June, 1997, receives $50,000 annually for services rendered to Nord amounting to 12.5% of the time he supposedly devoted to Nord as a "full time" officer and is also compensated for additional time spent on behalf of Nord in excess of this 12.5% figure. Defendant Cruft, as does Defendant Lang, receives debt

                                  SCHEDULE 13D

CUSIP NO.  655555100                                              PAGE 22 OF 30
-------------------------------------------------------------------------------



forgiveness by Nord in the amount of $50,000 annually, which commenced in 1997. Defendant Cruft also receives an expense and travel budget, stock options, tax preparation, medical and health insurance and his California office, secretary and other office related expenses are paid by Nord. Nord also has given Defendant Cruft a luxury BMW 750 sedan. The compensation and/or benefits awarded to Defendant Cruft as described in this paragraph is unacceptably generous based on Nord's condition and size and/or the services rendered.

              39. In addition, in 1998, as a result of the shared control of Nord by Defendants Cruft, Lichter, Lang and Boulle's Representatives, Boulle promoted the merger of one of his companies, America Mineral Fields Ltd., with Nord. At this time, upon information and belief, America Mineral Fields Ltd. appeared to have virtually no tangible assets other than certain claimed rights to properties in war torn countries in Africa and Nord was still experiencing financial difficulties.

              40. There was no apparent economic benefit to Nord from such a merger. However, Boulle was interested in Nord's interest in the Sierra Leone mine and Defendant Lichter was interested in generating legal fees.

              41. Although the merger never materialized, Nord, who was facing serious cash shortages at the time, paid investment bankers and Defendant Lichter and his law firm approximately $1 million in connection with Boulle's proposed merger plans.

              42. Nord's financial circumstances did not warrant the payment of such fees, which would not have occurred if Nord's Board was independent. However, Defendant Lichter was accustomed to generating excessive legal fees from Nord, who had paid Defendant Lichter's firm over $9 million in fees from 1990 to 1999, which was a disproportionate cost to Nord relative to its size.

                                  SCHEDULE 13D

CUSIP NO.  655555100                                              PAGE 23 OF 30
-------------------------------------------------------------------------------



              43. To further his own personal interests, in January, 2000, Defendant Lichter used his position, as a Director and counsel to dominate and influence the entrenched Nord Board, to cause Nord's Board to fire Nord's Chief Financial Officer, Plaintiff Jenner, for engaging law firms other than Defendant Lichter's firm in connection with certain Nord matters. The law firms engaged by Plaintiff Jenner possessed considerable expertise in mining, securities and corporate law and their hourly rates were substantially lower than the hourly rates of Defendant Lichter's firm, which was substantially less burdensome to Nord. In addition, upon information and belief, Nord will now waste additional resources in the face of Mr. Jenner's claims for damages arising out of his alleged wrongful discharge.

              44. Based on the deliberate bad faith wrongs to Nord, the dishonesty described above and an insured suing an insured as set forth in paragraph 4(1) of Nord's Directors, Officers and Corporate Insurance Policy, the individual Defendants should be excluded from coverage and any form of indemnification provided by Nord or by statute. In addition, payment of fees by Nord to defend the individual Defendants in this action would evidence further and continued breaches of fiduciary duties and corporate waste and/or mismanagement.

                       COUNT I (BREACH OF FIDUCIARY DUTY)

              45. Plaintiffs Jenner, Seymour and Hirsch reaver and reallege paragraphs 1 through and including 44 above as if fully set forth herein.

              46. The individual Defendants, as Directors and/or as counsel, owed a fiduciary duty of loyalty and care to Nord and its shareholders to protect their interests by discharging such duty in good faith. As fiduciaries, the individual Defendants are prohibited from using their corporate power for their individual advantage.

                                  SCHEDULE 13D

CUSIP NO.  655555100                                              PAGE 24 OF 30
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              47. The individual Defendants have knowingly participated in continuous breaches of their fiduciary duties to Nord and its shareholders as set forth in paragraphs 18-26, 28, 31-33, 35-38 and 40-43 above by, among other things, controlling and dominating Nord's Board of Directors for their personal benefit and to exclude and/or avoid nomination of independent directors; by permitting Nord to issue and circulate deceptive annual Proxy Statements; by amending the retirement plans to fund certain trusts and permit lump sum payments when Nord could not afford such funding; by committing Nord to pay excessive retirement benefits to Defendants Cruft and Lang and their spouses; by committing Nord to pay excessive salaries to Defendant Cruft and Lang inconsistent with their performance and/or the size of Nord; by committing Nord to pay excessive legal fees to Defendant Lichter and his law firm; by not causing Nord to acquire political risk insurance to cover the full investment in the Sierra Leone mine; by not establishing and/or implementing compensation criteria tied to performance; by promoting a merger for the benefit of certain Directors or the interests they represented; by deliberately failing to provide proper guidance as to corporate governance or to abide by proper corporate governance; and by firing the former Chief Financial Officer Plaintiff Jenner for seeking more qualified and more affordable legal assistance.

              48. Plaintiffs justifiably relied on the individual Defendants not to breach their fiduciary duties to Nord and its shareholders and not to engage in a systematic self-serving manipulation of corporate affairs to their personal advantage and to the detriment of Nord and its shareholders.

              49. The individual Defendants' breaches of their fiduciary duties amount to gross negligence and/or waste of corporate resources and/or self-dealing and/or mismanagement and not the high degree of fidelity, loyalty and trust required by Directors and counsel.

                                  SCHEDULE 13D

CUSIP NO.  655555100                                              PAGE 25 OF 30
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              50. Defendants Geraldine Cruft and Evelyn Lang are beneficiaries of such breaches as they pertain to retirement benefits and, upon information and belief, have a community property interest in such benefits. Defendant National City Bank is the Trustee of the trusts, which contain improper funds arising out of such breaches of fiduciary duty.

              51. As a direct and proximate result of such breaches and the reckless disregard for Nord's rights and the rights of Nord's shareholders, Nord and its shareholders have been damaged in an amount to be determined at trial.

              52. The conduct of the individual Defendants was wrongful, malicious, wanton and deliberate, which warrants and justifies an award of exemplary or punitive damages.

              WHEREFORE, Plaintiffs Jenner, Seymour and Hirsch on behalf of Nord and other similarly situated shareholders seek injunctive relief against Defendants Cruft, Geraldine Cruft, Lang, Evelyn Lang, National City Bank and Nord to prohibit any further distributions of or from the subject trusts, to prohibit the payment by Nord of further compensation or other benefits to Defendants Cruft and/or Lang, and to prohibit Nord from paying attorneys' fees to Defendant Lichter and/or his law firm to defend the Defendants in this action. Plaintiffs further demand judgment against Defendants Cruft, Geraldine Cruft, Lichter, Lang, Evelyn Lang, Askew and Waldron, jointly and severally as permitted, for recission, restitution, disgorgement of profits, constructive trust, compensatory damages, punitive damages, pre and post judgment interest, costs, attorneys' fees based on statute and/or bad faith and such other relief the Court deems appropriate.

                           COUNT II (FRAUD AND DECEIT)

              53. Plaintiffs Jenner, Seymour and Hirsch reaver and reallege paragraphs 1 through and including 44 above as if fully set forth herein.

                                  SCHEDULE 13D

CUSIP NO.  655555100                                              PAGE 26 OF 30
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              54. As described in paragraphs 33, 35, 36 and 37 above, Nord's annual Proxy Statements contain representations as to compensation for Defendant Cruft and the criteria for officer compensation for Defendants Cruft and Lang that were misleading and false because Defendant Cruft had in effect received raises since 1990 and there was no disclosure that such compensation criteria had not been developed, implemented, or tied to performance. Any allegations set forth above as to this Count based on information and belief are alleged as such because Plaintiffs do not presently possess such information, which is believed to be within the dominion and control of certain Defendants.

              55. Plaintiffs and other similarly situated shareholders relied on such representations regarding Defendant Cruft's raise and the appropriateness and fairness of officer compensation, including such compensation for Defendants Cruft and Lang, and voted on Nord affairs based on the overall perceived accuracy of the representations contained in Nord's annual Proxy Statements.

              56. In connection with such misrepresentations, Nord paid Defendants Cruft and Lang excessive compensation, which caused direct and proximate harm to Nord and its shareholders in an amount to be determined at trial.

              57. The conduct of the individual Defendants was wrongful, malicious, wanton and deliberate and in reckless disregard for the rights of Nord and its shareholders, which warrants and justifies an award of exemplary or punitive damages.

              WHEREFORE, Plaintiffs Jenner, Seymour and Hirsch on behalf of Nord and other similarly situated shareholders demand judgment against Defendants Cruft, Geraldine Cruft, Lichter, Lang, Evelyn Lang, Askew and Waldron, jointly and severally as permitted, for recission, restitution, disgorgement of profits, constructive trust, compensatory damages,

                                  SCHEDULE 13D

CUSIP NO.  655555100                                              PAGE 27 OF 30
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punitive damages, pre and post judgment interest, costs, attorneys' fees based on statute and/or bad faith and such other relief as the Court deems appropriate.

                       COUNT III (UNFAIR TRADE PRACTICES)

              58. Plaintiffs Jenner, Seymour and Hirsch reaver and reallege paragraphs 1 through and including 44 and 47 above as if fully set forth herein.

              59. Plaintiffs Jenner, Seymour and Hirsch assert this claim pursuant to Sections 57-12-1 et seq., N.M.S.A. 1978 (1995 Repl.), of the Unfair Practices Act.

              60. The acts described in paragraphs 18-26, 28, 31-33, 35-38, 40-43 and 47 above constitute prohibited unfair or deceptive trade practices and/or unconscionable trade practices as between the individual Defendants and Nord to Nord's detriment as well as to the detriment of the Plaintiffs and other similarly situated shareholders.

              61. As a direct and proximate result of Defendants' reckless disregard for Nord's rights and the rights of Nord's shareholders as well as the wrongful, malicious, wanton and/or deliberate acts described above, Nord, the Plaintiffs and similarly situated shareholders have been damaged in an amount to be determined at trial.

              WHEREFORE, Plaintiffs Jenner, Seymour and Hirsch seek injunctive relief pursuant to ss.57-12-10 of the Unfair Practices Act against Defendants Cruft, Geraldine Cruft, Lang, Evelyn Lang, National City Bank to prohibit any further distributions of or from the subject trusts, to prohibit the payment by Nord of further compensation or other benefits to Defendants Cruft and/or Lang, and to prohibit Nord from paying attorneys' fees and/or costs to Defendant Lichter and/or his law firm to defend the Defendants in this action. Plaintiffs further demand judgment against Defendants Cruft, Geraldine Cruft, Lichter, Lang, Evelyn Lang, Askew and Waldron, jointly and severally as permitted, for recission, restitution, disgorgement of profits,

                                  SCHEDULE 13D

CUSIP NO.  655555100                                              PAGE 28 OF 30
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constructive trust, compensatory damages, treble damages, interest, costs, attorneys' fees and such other relief the Court deems appropriate.

                             Respectfully submitted,

                             LAW OFFICES OF RONALD M. GREENSPAN, LLC

                             /s/ Ronald M. Greenspan
                             ------------------------------------------
                             Ronald M. Greenspan
                             142 Lincoln Avenue, Suite 400
                             Santa Fe, New Mexico 87501
                             (505) 982-2333
                             Attorneys for Plaintiffs

                                  SCHEDULE 13D

CUSIP NO.  655555100                                              PAGE 29 OF 30
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EXHIBIT 2

                                RONALD A. HIRSCH
                               223 North Guadalupe
                                    PMB #153
                           Santa Fe, New Mexico 87501
                                 (505) 995-8170
                              (505) 995-8172 (fax)

 .

                                   May 3, 2000

VIA HAND DELIVERY
Board of Directors
Nord Resources Corporation
201 Third Street NW, Suite 1750
Albuquerque, NM 87102

              Re: Derivative Claims Against Nord Directors

Gentlemen:

              In connection with the Derivative Lawsuit we filed against certain directors of Nord Resources Corporation and in response to Nord's Press Release of April 28, 2000, Stephen Seymour and I want to make it clear that individually we have been substantial shareholders of Nord for many years, are currently shareholders of Nord and have sustained considerable losses because of the depressed value of our respective Nord holdings. We filed the Lawsuit to stop the long standing pattern of self-serving mismanagement and corporate waste caused by the specific acts of fraud and fiduciary breaches described in the Lawsuit and to recover damages from the individual directors on behalf of Nord. Contrary to Nord's public statements, the Lawsuit does not contain a personal claim by Mr. Jenner for wrongful termination.

                                                     Sincerely,

                                                     Ronald A. Hirsch

                                  SCHEDULE 13D

CUSIP NO.  655555100                                              PAGE 30 OF 30
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EXHIBIT 3

                             JOINT FILING AGREEMENT

              Each of the undersigned hereby acknowledges and agrees, in compliance with the provisions of Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, that the Schedule 13D to which this Agreement is attached as an Exhibit (the "Schedule 13D"), and any amendments thereto, will be filed with the Securities and Exchange Commission jointly on behalf of each of the undersigned. This Agreement may be signed by the undersigned in separate counterparts, each of which shall be an original, but all of which together shall constitute one and the same instrument.

Date: May 15, 2000                                   /s/ RAY W. JENNER
                                                     --------------------------
                                                     Ray W. Jenner

                                                     /s/ STEPHEN SEYMOUR
                                                     --------------------------
                                                     Stephen Seymour

                                                     /s/ RONALD HIRSCH
                                                     --------------------------
                                                     Ronald Hirsch